SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1 CA/CAAS Rua da Quitanda, No. 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 899, dated June 17 and 18, 2021.

CERTIFICATE

MINUTES OF THE 899TH MEETING OF THE BOARD OF DIRECTORS OF
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE (Company Registration ID) No. 53300000859/

It is certified, for due purposes, that the 899th meeting of the Board of Directors of Centrais Elétricas Brasileiras SA - Eletrobras (“Company”) was installed on the seventeenth day of the month of June of the year two thousand and twenty-one, at 2:05 pm, with a record of suspension of the works at 8:27 pm that same day. The meeting resumed on the eighteenth of June of the year two thousand and twenty-one, at 9:09 am, with the closing of the works registered at 2:08 pm The meeting took place via videoconference in a remote environment - Cisco WEBEX Meetings. Counselor RUY assumed the presidency of the work on both days of the meeting FLAKS SCHNEIDER (RFS). The Board Members RODRIGO LIMP NASCIMENTO (RLN), MARCELO DE SIQUEIRA FREITAS (MSF), ANA CAROLINA TANNURI LAFERTE MARINHO (ALM), BRUNO EUSTÁQUIO FERREIRA CASTRO DE CARVALHO (BEC), CARLOS EDUARDO RODRIGUES PEREIRA (CRP), ARMANDO CASADO DE ARAÚJO (ACA), JERÔNIMO ANTUNES (JEA), DANIEL ALVES FERREIRA (DAF) and ANA SILVIA CORSO MATTE (ASM) participated remotely in both days of the meeting. Board Member FELIPE VILLELA DIAS (FVD) participated only in the second day of the meeting. There was no record of absences from the meeting, understood as no participation in any segment of the conclave. The Secretary of Governance BRUNO KLAPPER LOPES (BKL) and the Advisor to the Board of Directors FERNANDO KHOURY FRANCISCO JUNIOR (FKJ). The following was held on June 18, 2021 informative presentation by the Corporate Management and Sustainability Board - DS: Report on the status of the Annual Variable Remuneration Program (RVA) of the Administrators, (year 2020) in light of SEST's final position and decision taken at the 061st Ordinary General Meeting of Eletrobras. The Corporate Management Board and Sustainability - DS presented the final position of the Secretariat for Coordination and Governance of the State Companies (SEST) on the rules to be observed for the RVA Program of the fiscal year 2020 and informed that it will arrange for the filing of the Program with the Brazilian Securities Commission – CVM, as defined by SEST. This certificate is drawn up and signed by me, BRUNO KLAPPER LOPES, Secretary of Governance of the Board of Administration of Eletrobras.

Rio de Janeiro, June 23, 2021.

BRUNO KLAPPER LOPES

Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.